Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The board of directors (the “Board”) of the Company wishes to inform its shareholders and potential investors that the Company was informed by its controlling shareholder, China Southern Air Holding Limited Company (“CSAH”), on 20 July 2019 that in order to implement the relevant requirements of the Central Committee of the Communist Party of China and the State Council on deepening the reform of state-owned enterprises, CSAH, State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), Guangdong Hengjian Investment Holding Co., Ltd, Guangzhou City Construction Investment Group and Shenzhen Penghang Equity Investment Fund Partnership (Limited Partnership) recently entered into the “Agreement about Capital Increase of China Southern Air Holding Limited Company” (the “Capital Increase Agreement”) so as to carry out equity diversification reform of CSAH.

Pursuant to the Capital Increase Agreement, Guangdong Hengjian Investment Holding Co., Ltd, Guangzhou City Construction Investment Group and Shenzhen Penghang Equity Investment Fund Partnership (Limited Partnership) shall each make capital contribution in cash of RMB10 billion to the registered capital of CSAH (the “Capital Increase”). Upon completion of the Capital Increase, the status of CSAH as a state enterprise supervised by the SASAC remains unchanged and the status of CSAH as the Company’s controlling shareholder remains unchanged. Pursuant to the Capital Increase Agreement, the proceeds from the Capital Increase shall be primarily used in core air transport businesses and in line with the Belt and Road Initiative and Guangdong-Hong Kong-Macao Greater Bay Area strategy.

The Company will closely monitor the progress of CSAH’s equity diversification reform and fulfill its information disclosure obligations in a timely manner in strict compliance with the relevant laws and regulations and the requirements under the regulatory documents.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

21 July 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors

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